SUPPLEMENT DATED JUNE 15, 2026 TO MANAGEMENT INFORMATION CIRCULAR DATED MAY 7, 2026 IN RESPECT OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF CURALEAF HOLDINGS, INC. TO BE HELD ON JUNE 22, 2026 The management information circular dated May 7, 2026 (the “Circular”) of Curaleaf Holdings, Inc. (the “Company”) prepared in connection with the annual general and special meeting of shareholders of the Company to be held on June 22, 2026 (the “Meeting”) is hereby amended and supplemented as set out below. All defined terms used in this supplement (the “Supplement”) and not otherwise defined shall have the respective meanings ascribed to them in the Circular, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Other than as set out in this Supplement, the Circular remains unamended. AMENDMENT TO THE ARTICLES OF THE COMPANY – ADDITIONAL DISCLOSURE REGARDING THE PROPOSED AMENDMENT The Company wishes to provide the following additional details regarding the Proposed Amendment, which should be read in conjunction with the section entitled “Matters to be Voted at the Meeting – Amendment to the Articles of the Company” in the Circular. Board Approval The Company clarifies that, at the meeting of the Board held on April 30, 2026, four of the five directors in attendance concluded that the Proposed Amendment is in the best interests of Curaleaf and recommended that holders of Subordinate Voting Shares (other than Mr. Boris Jordan and his affiliated and associated entities) vote in favour of the Proposed Amendment. The resolutions approving the Proposed Amendment and the related recommendation to the holders of Subordinate Voting Shares were adopted by majority vote of the Board. After balancing the various benefits, risks and other factors and considerations discussed in the Circular, and acknowledging Mr. Jordan’s contribution to the success of the Company, one director determined not to support the Proposed Amendment, as such director did not believe that the Proposed Amendment was necessary, and could potentially lead to an unfavorable market reaction. The Company notes that there was no discernible market reaction following the announcement of the Proposed Amendment. Mr. Jordan, given his interest in the Proposed Amendment, recused himself from, and was not present for, the deliberations on, and the vote in respect of, the Proposed Amendment at the meeting of the Board held on April 30, 2026. Considerations of Alternatives The Company further clarifies that, as part of its process as authorized by its mandate, the Special Committee considered alternatives to the Proposed Amendment. Having regard to the following factors, the Special Committee determined that it would not be appropriate to seek other alternatives to the Proposed Amendment: a) the narrow scope of the Proposed Amendment, which removes only the listing-based trigger without affecting the conversion ratio, the Minimum Ownership Threshold, the transfer-based sunset, the coattail arrangements or any other shareholder rights; b) the absence of any consideration or economic benefit to Mr. Jordan, with the Multiple Voting Shares continuing to convert on a one-for-one basis; c) the retained ownership-based sunsets, which are objective, self-executing and tied to Mr. Jordan’s continued alignment with shareholders; and

d) the procedural safeguards applicable to the Proposed Amendment, including the “majority of the minority” vote required under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In light of the foregoing, the Special Committee determined that the Proposed Amendment appropriately addressed the primary negative impact of the Listing-Based Sunset Event, being that it does not represent an appropriate sunset trigger event, as it may cause uncertainty and unpredictability following an uplisting to a U.S. exchange. For the reasons stated in the Circular, the Special Committee determined that the Proposed Amendment was reasonable and in the best interests of the Company. Independent Legal Counsel to the Special Committee The Special Committee considered whether to retain its own independent legal counsel, and determined that it was not necessary in the circumstances, having regard to: a) the limited scope of the Proposed Amendment; b) the comprehensive advice provided by the Company’s long-standing external counsel (which is independent of Mr. Jordan), at each meeting of the Special Committee; c) the procedural safeguards applicable to the Proposed Amendment, including the “majority of the minority” approval requirement under MI 61-101; and d) the approach taken in connection with the Company’s 2021 amendment to the Multiple Voting Shares structure, where the special committee similarly did not retain separate independent legal counsel. The Special Committee was satisfied throughout its deliberations with the quality, scope and independence of the legal advice it received from the Company’s external counsel. Additional Reasons and Rationale for the Proposed Amendment The Company also discloses the following additional details regarding the reasons and rationale for the Proposed Amendment, which should be read in conjunction with the “Background to the Proposed Amendment – Reasons for the Proposed Amendment” section in the Circular: When the Listing-Based Sunset Event was adopted in 2021, a U.S. stock exchange listing was seen as a major milestone that would naturally coincide with a shift in the Company’s governance. Since then, circumstances have changed. Since 2021, the U.S. cannabis sector has continued to face a rapidly evolving and often challenging regulatory environment, including in connection with the recent U.S. federal rescheduling announcement, ongoing developments in state-level licensing regimes, and continued uncertainty as to applicable tax positions (including Section 280E of the U.S. Internal Revenue Code). In addition, following the Company’s 2023 move from the Canadian Securities Exchange to the Toronto Stock Exchange, management gained valuable experience with stock exchange transitions. That experience confirmed that a listing is primarily a financing and liquidity decision instead of a reason to change governance. While the rescheduling announcement has increased the likelihood of a potential listing of the Company on a major U.S. stock exchange, and the conditions for such a listing are becoming clearer, the Company continues to operate in a rapidly evolving regulatory environment. Stable leadership remains particularly important in this context. Tying an automatic governance change to a U.S. listing could disrupt that stability at a critical time.

Further, since 2021, market practice in respect of dual-class share structures has continued to evolve. The Special Committee took into account evolving market trends regarding dual-class share structures, including recent IPOs of companies with similar share structures and the addition of dual- class issuers in stock indices, and determined that the Proposed Amendment was consistent with prevailing market practice. While the Company continues to undertake preparatory work to maintain flexibility to pursue a listing if and when circumstances permit (including the recently implemented reverse stock split), no specific transaction, timeline or outcome for a U.S. listing was assumed by the Special Committee or the Board. Accordingly, the potential listing of the Subordinate Voting Shares on a U.S. national securities exchange in the short to medium term did not constitute a determinative or material factor in the Special Committee’s or the Board’s consideration of the terms of the Proposed Amendment. Prior Valuation The Company confirms that, after reasonable inquiry, neither Curaleaf nor any director or senior officer of Curaleaf has knowledge of any “prior valuation” (as such term is defined in MI 61-101) in respect of Curaleaf that is relevant to the Proposed Amendment and that has been made in the 24 months before the date of the Circular. REMINDER TO VOTE Every vote is important. The Company encourages all shareholders to review the Circular and the other meeting materials, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company’s website. The Company has determined to extend the proxy cut-off of 4:00 p.m. (Eastern time) on Thursday, June 18, 2026. Shareholders may deposit their executed form of proxy with the Company's transfer agent and registrar, Odyssey Trust Company, at 1230, 300 5th Ave SW, Calgary, AB, T2P 3C4, up until at 3:00 p.m. (Eastern time) on June 19, 2026. The Company encourages all shareholders to vote their Subordinate Voting Shares in advance of the proxy cut-off time specified in this Supplement. Shareholders are urged to carefully review the Circular and accompanying materials, as they contain important information regarding the matters to be considered at the Meeting. Registered shareholders and beneficial shareholders who have questions or require assistance with voting should contact the Company or their broker or other intermediary, as applicable, in accordance with the instructions set out in the meeting materials. As the existing form of proxy for the Meeting confers discretionary authority on the persons named in the proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournment or postponement thereof, the Company will not be distributing an amended form of proxy. APPROVAL The contents and filing of this Supplement to the Circular have been approved by the directors of the Company. DATED at Stamford, Connecticut this 15th day of June, 2026. BY ORDER OF THE BOARD OF DIRECTORS (Signed) “Joseph Lusardi” Joseph Lusardi Executive Vice-Chairman